VARITRONIX

RECEIVED

2007 MAY 31 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Varitronix International Limited
精電國際有限公司
(Incorporated in Bermuda with limited liability)
9/F, Liven House,
61-63 King Yip Street,
Kwun Tong, Kowloon, Hong Kong
Tel +852-2197-6000
Fax +852-2343-9555
www.varitronix.com

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attn : Mr. Frank Zarb, Esq.
(Fax : 202-942-9525)

07023967

18 May 2007

SUPPL

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Dear Mr. Zarb,

Re : Varitronix International Limited (the "Company")
Rule 12g3-2(b) Exemption, File No.82-3820

Pursuant to Rule 12g3-2(b)(1)(iii), we hereby enclose the following documents for your attention:-

(1) Circular dated 18 May 2007 for proposals involving general mandates to repurchase shares and issue shares, amendment to existing bye-laws and re-election of retiring directors;
(2) Press announcement dated 18 May 2007 for the notice of annual general meeting to be held on 11 June 2007; and
(3) Proxy form for the above-mentioned annual general meeting.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 30, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by fax at (852) 2197 6181 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Thomas J. Egan, Jr, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,
For and on behalf of
Varitronix International Limited

Tony Tsoi
Director

dw 6/11

c.c. Mr. Thomas J Egan, Jr.
Baker & McKenzie, Washington

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 710)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Varitronix International Limited (the "Company") will be held at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on Monday, 11 June, 2007 at 10:00 a.m. for the following purposes:–

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31 December, 2006.
2. To declare a final dividend for the year ended 31 December, 2006.
3. To elect directors and to authorise the board of directors to fix their remuneration.
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:–

ORDINARY RESOLUTION

"THAT:–

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.25 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:–

ORDINARY RESOLUTION

"THAT:–

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.25 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than (i) a Rights Issue (as hereinafter defined), (ii) an issue of shares as scrip dividends pursuant to the bye-laws of the Company from time to time, (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, shall not exceed 20 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:–

ORDINARY RESOLUTION

"THAT subject to the passing of the resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to the resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution set out in item 5 of the notice convening this meeting (the "Repurchase Resolution"), provided that such amount of shares so repurchased shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the Repurchase Resolution."

8. As special business, to consider and, if thought fit, to pass the following resolution as a Special Resolution:–

SPECIAL RESOLUTION

"THAT, the existing Bye-laws of the Company be and are hereby amended in the following manner:–

(A) Bye-law 97(A)(vi)

By deleting the words "a Special Resolution" in Bye-law 97(A)(vi) and substituting therefor the words "an Ordinary Resolution".

(B) Bye-law 104

By deleting the words "Special Resolution at a special general meeting called for the purpose" in Bye-law 104 and substituting therefor the words "Ordinary Resolution"."

By Order of the Board
Cecil Ho Te Hwai
Secretary

Hong Kong, 18 May, 2007

Notes:–

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited to the head office and principal place of business of the Company at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong not less than forty-eight hours before the appointed time for holding the meeting or any adjourned meeting.
3. The register of members of the Company will be closed from Monday, 11 June, 2007 to Friday, 15 June, 2007, both days inclusive, during which period no transfer of shares will be effected. To determine entitlements to the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 8 June, 2007.
4. With regard to item 3 of the notice of Annual General Meeting, the Board of Directors of the Company proposes that the retiring Directors, namely Messrs. Tony Tsoi Tong Hoo and Cecil Ho Te Hwai be re-elected as director of the Company. Details of the retiring Directors proposed for re-election are set out in the Appendix II of the circular to shareholders dated 18 May, 2007.
5. An explanatory statement as required by the Listing Rules in connection with the general mandate to directors of the Company to repurchase shares of the Company is set out in the Appendix I of the circular to shareholders dated 18 May, 2007.

As at the date of this announcement, the board of Directors comprises seven Directors, of whom Dr. Chang Chu Cheng, Mr. Johnson Ko Chun Shun, Mr. Tony Tsoi Tong Hoo and Mr. Cecil Ho Te Hwai are Executive Directors and Dr. William Lo Wing Yan J.P., Mr. Yuen Kin and Mr. Hou Ziqiang are Independent Non-executive Directors.

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 710)

Proxy form for use at the annual general meeting to be held on Monday, 11 June, 2007 at 10:00 a.m. and at any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of ______________ shares *(note 2)* of HK$0.25 each in the capital of **VARITRONIX INTERNATIONAL LIMITED** ("the Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or *(note 3)* ______________________________

of ______________________________

as my/our proxy to attend at the annual general meeting of the Company to be held at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on Monday, 11 June, 2007 at 10:00 a.m. and at any adjournment thereof, and to vote for me/us as indicated below *(note 4)*.

		For *(note 4)*	Against *(note 4)*
1.	To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31 December, 2006.		
2.	To declare a final dividend for the year ended 31 December, 2006.		
3.	(a) To re-elect Mr. Tony Tsoi Tong Hoo as director.		
	(b) To re-elect Mr. Cecil Ho Te Hwai as director.		
	(c) To authorise the board of directors to fix the remuneration of directors.		
4.	To re-appoint auditors and authorise the board of directors to fix their remuneration.		
5.	Ordinary Resolution in item 5 of the notice of annual general meeting (To grant a general mandate to repurchase shares of the Company).		
6.	Ordinary Resolution in item 6 of the notice of annual general meeting (To grant a general mandate to issue new shares of the Company).		
7.	Ordinary Resolution in item 7 of the notice of annual general meeting (To extend the general mandate to issue new shares of the Company).		
8.	Special Resolution in item 8 of the notice of annual general meeting (To amend the existing Bye-laws of the Company).		

Dated this __________ day of ____________, 2007.   Shareholder's signature *(note 5)* ______________________

Notes:-

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out "**THE CHAIRMAN OF THE MEETING** or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his vote on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's head office and principal place of business at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED
精電國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號:710)

於二零零七年六月十一日(星期一)上午十時正舉行之股東週年大會及其任何續會適用之代表委任表格

本人/吾等 *(註一)* ____________________

地址為 ____________________,

為VARITRONIX INTERNATIONAL LIMITED **精電國際有限公司**(「本公司」)股本中每股面值0.25港元股份共 ____________ 股 *(註二)* 之登記持有人,**茲委任大會主席**或 *(註三)* ____________________

地址為 ____________________,

為本人/吾等之代表,出席本公司於二零零七年六月十一日(星期一)上午十時正假座香港九龍觀塘敬業街61-63號利維大廈九樓舉行之股東週年大會及其任何續會,並代表本人/吾等參加投票如下所示 *(註四)*。

	贊成 *(註四)*	反對 *(註四)*
一、 省覽截至二零零六年十二月三十一日止年度之經審核財務報告與董事會及核數師報告。		
二、 宣佈派發截至二零零六年十二月三十一日止年度之末期股息。		
三、 (a) 重選蔡東豪先生連任董事。		
(b) 重選賀德懷先生連任董事。		
(c) 授權董事會釐定董事酬金。		
四、 續聘核數師及授權董事會釐定其酬金。		
五、 股東週年大會通告內第五項之普通決議案(授予一般授權購回本公司股份)。		
六、 股東週年大會通告內第六項之普通決議案(授予一般授權發行本公司新股份)。		
七、 股東週年大會通告內第七項之普通決議案(擴大授予一般授權發行本公司新股份)。		
八、 股東週年大會通告內第八項之特別決議案(修訂公司現有公司細則)。		

日期:二零零七年 ____________ 月 ____________ 日　　股東簽署 *(註五)* ____________________

附註:

一、 請用正楷填上姓名及地址。

二、 請填上 閣下名義登記之股份數目。如未有填上股數,則本代表委任表格將被視為全部以 閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表,請將「**大會主席或**」字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改,均須由簽署人簡簽示可。**

四、 **注意: 閣下如欲投票贊成一項決議案,請在有關決議案之「贊成」欄內填上「✓」號, 閣下如欲投票反對一項決議案,請在有關決議案之「反對」欄內填上「✓」號。**如無任何指示,則 閣下之代表可自行酌情投票。 閣下之代表亦有權酌情對召開大會之通告所載以外,並於會上適當提出之任何決議案投票。

五、 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司,則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人,則任何一位該等人士均可於任何會議上就該等股份投票(不論親身或委派代表),猶如彼為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議,則僅股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

七、 本代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之該授權書或其他授權文件之副本,最遲須於上述大會或其任何續會舉行時間四十八小時前送達本公司總辦事處及主要營業地點,香港九龍觀塘敬業街61-63號利維大廈九樓,方為有效。

八、 受委任代表毋須為本公司之股東,但須親自出席大會以代表 閣下。

九、 閣下填妥及交回代表委任表格後仍可出席大會及於會上投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **VARITRONIX INTERNATIONAL LIMITED**, you should at once hand this circular and the enclosed proxy form to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 710)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AMENDMENT TO EXISTING BYE-LAWS AND RE-ELECTION OF RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on Monday, 11 June, 2007 at 10:00 a.m. is set out on pages 12 to 15 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding of the meeting or any adjourned meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.

Hong Kong, 18 May, 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

"Annual General Meeting"	the annual general meeting of the Company to be held at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on Monday, 11 June, 2007 at 10:00 a.m., notice of which is set out on pages 12 to 15 of this circular
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company for the time being
"Company"	Varitronix International Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company from time to time
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	14 May, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Proposal"	the proposal to give a general mandate to the Board to exercise the powers of the Company to repurchase Shares up to a maximum of 10 percent of the issued share capital of the Company as at the date of the passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in item 5 of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.25 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities

"Special Resolution"	the proposed special resolution as referred to in item 8 of the notice of the Annual General Meeting
"Shareholder(s)"	the holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 710)

Directors:-
Executive Directors:
Dr. Chang Chu Cheng *(Chairman)*
Johnson Ko Chun Shun *(Chairman)*
Tony Tsoi Tong Hoo
Cecil Ho Te Hwai

Independent Non-Executive Directors:
Dr. William Lo Wing Yan
Yuen Kin
Hou Ziqiang

Registered Office:-
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:-
9th Floor
Liven House
61-63 King Yip Street
Kwun Tong
Kowloon
Hong Kong

18 May, 2007

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AMENDMENT TO EXISTING BYE-LAWS AND RE-ELECTION OF RETIRING DIRECTORS

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed general mandates to allot, issue and deal with Shares and to repurchase Shares and the proposed amendment to the existing Bye-laws and to seek your approval of the resolutions relating to these matters at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 19 May, 2006, a general mandate was granted to the Board to exercise the powers of the Company to repurchase

Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. The Board proposes to seek your approval of the Repurchase Resolution at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I to this circular.

3. GENERAL MANDATE TO ISSUE NEW SHARES

Two ordinary resolutions will also be proposed at the Annual General Meeting namely an ordinary resolution granting to the Board a general mandate to allot, issue and deal with Shares not exceeding 20 percent of the issued share capital of the Company as at the date of passing the resolution and another ordinary resolution adding to such general mandate so granted to the Board any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10 percent of the issued share capital of the Company as at the date of the passing of the Repurchase Resolution.

4. AMENDMENTS TO THE BYE-LAWS

The Stock Exchange has announced certain amendments to the Listing Rules which came into effect on 1 March, 2006. Pursuant to paragraph 4(3) in Appendix 3 to the Listing Rules, the Company in general meeting shall have power by ordinary resolution to remove any Director before expiration of his period of office.

In this circumstances, in order to bring the Bye-laws in line with the Listing Rules, the Board proposes a special resolution at the Annual General Meeting to amend the existing bye-laws 97(A)(vi) and 104 of the Bye-laws to allow the Company to remove Directors by an ordinary resolution.

5. ANNUAL GENERAL MEETING

On pages 12 to 15 of this circular, you will find a notice convening the Annual General Meeting at which the following resolutions will be proposed:–

- an ordinary resolution to grant to the Board a general mandate to exercise all powers of the Company to repurchase Shares representing up to 10 percent of the issued share capital of the Company as at the date of the passing of the Repurchase Resolution;

- an ordinary resolution to grant to the Board a general mandate to authorise the Board to issue, allot and deal with Shares representing up to 20 percent of the issued share capital of the Company as at the date of the passing of such resolution; and

- an ordinary resolution to extend the general mandate which will be granted to the Board to issue, allot and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate.

- a special resolution to approve the proposed amendment to the Bye-laws.

6. RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 99 of the Bye-laws, Messrs. Tony Tsoi Tong Hoo and Cecil Ho Te Hwai will retire by rotation at the Annual General Meeting. All the above-mentioned retiring directors, being eligible, will offer themselves for re-election. In addition, Dr. Chang Chu Cheng will retire voluntarily and not seek for re-election at the Annual General Meeting. Information of the retiring directors proposed for re-election as required to be disclosed under the Listing Rules is set out in Appendix II to this circular.

7. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the head office and principal place of business of the Company at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjourned meeting. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting if you so wish.

8. RIGHT TO DEMAND A POLL

Bye-laws 70 to 73 set out the procedure under which a poll may be demanded. A resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded (i) by the Chairman of the meeting; or (ii) by at least three members of the Company present in person or by a duly authorized corporate representative or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members of the Company present in person or by a duly authorized corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by any member or members of the Company present in person or by a duly authorized corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

On a show of hands, every member of the Company who is present in person or by a duly authorized corporate representative or by proxy shall have one vote, and on a poll every member of the Company present in person or, by a duly authorized corporate representative or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up. On a poll a member of the Company entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

9. RECOMMENDATION

The Board is pleased to recommend Messrs. Tony Tsoi Tong Hoo and Cecil Ho Te Hwai, the retiring Directors, details of whom are set out in Appendix II of this circular, for re-election at the Annual General Meeting. The Board believes that the Repurchase Proposal,

the general mandate for the Board to issue new Shares, the extension of the general mandate to issue Shares and the proposed amendment to the Bye-laws are all in the best interests of the Company and its shareholders. Accordingly, the Board recommends that all shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
By Order of the Board

Chang Chu Cheng	**Johnson Ko Chun Shun**
Chairman	*Chairman*

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the Repurchase Proposal.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 323,422,204 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 32,342,220 Shares.

2. REASONS FOR REPURCHASE

The Board believes that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and bye-laws and the applicable laws of Bermuda. Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited financial statements contained in the annual report of the Company for the year ended 31 December, 2006 in the event that the Repurchase Proposal was to be exercised in full at any time during the proposed repurchase period. However, the Board does not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Board is from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:–

	Highest *HK$*	Lowest *HK$*
May, 2006	6.400	5.150
June, 2006	5.300	4.150
July, 2006	4.675	4.320
August, 2006	4.710	4.300
September, 2006	5.100	4.600
October, 2006	5.050	4.560
November, 2006	4.720	4.470
December, 2006	4.550	3.520
January, 2007	4.540	3.780
February, 2007	4.510	4.080
March, 2007	4.300	3.950
April, 2007	5.500	4.180
1 May, 2007 to the Latest Practicable Date	5.390	5.070

5. GENERAL

The Board has undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company if the Repurchase Proposal is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Resolution, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Mr. Johnson Ko Chun Shun had corporate interests in 43,012,000 Shares representing approximately 13.3 percent of the issued share capital of the Company. In the event the Board exercises in full the power to repurchase Shares pursuant to the Repurchase Resolution, then (if the present shareholdings remain the same), the corporate interests of Mr. Johnson Ko Chun Shun will increase to approximately 14.8 percent of the issued share capital of the Company. The Board is not aware of any consequences which may arise under the Takeover Code as a result of any repurchases made under the Repurchase Proposal. In the event the power to repurchase shares pursuant to the Repurchase Resolution is exercised in full, the number of shares held by the public would not fell below 25 percent.

6. SHARE REPURCHASES MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following is the particular of the retiring Directors proposed to be re-elected at the Annual General Meeting to be held on 11 June, 2007:

1. Mr. Tsoi Tong Hoo, Tony, aged 42, was appointed as an Executive Director and Chief Executive Officer of the Company on 14 March 2005 and is a director of various subsidiaries of the Group. Mr. Tsoi graduated from the Ivey Business School of the University of Western Ontario, Canada with an Honors degree in Business Administration in 1986. He has extensive experience in investment banking and corporate management. Mr. Tsoi is a member of the Listing Committees of the GEM and Main Boards of the Stock Exchange. Mr. Tsoi is currently an Executive Director of Hong Kong Pharmaceutical Holdings Limited (Stock code: 0182), and Non-executive Director of Asian Union New Media (Group) Limited (formerly known as Universal Holdings Limited; Stock code: 0419), both of which are listed on the Stock Exchange. Save as disclosed above, Mr. Tsoi did not hold any directorship in other public listed company in the three years prior to the date of this circular.

   Mr. Tsoi has a service contract with the Company and such service contract will continue unless and until terminated by either party serving not less than three months' notice in writing. Mr. Tsoi is entitled to an annual remuneration of approximately HK$2,400,000 (subject to yearly adjustment as determined by the Directors from time to time) payable on a monthly basis and a discretionary bonus and/or employee share options as determined by the Directors with reference to the performance and profitability of the Group.

   As at the Latest Practicable Date, Mr. Tsoi had share options to subscribe for 3,000,000 Shares. Save as disclosed above, Mr. Tsoi did not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

   Save for Mr. Tsoi's directorships in other listed companies as disclosed above, Mr. Tsoi does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

   Save as disclosed above, there are no other matters concerning the re-election of Mr. Tsoi that need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

2. Mr. Ho Te Hwai, Cecil, aged 46, was appointed as an Executive Director and the Company Secretary of the Company on 14 March 2005 and is a director of various subsidiaries of the Group. Mr. Ho holds a Bachelor of Commerce degree from the University of British Columbia, Canada. Mr. Ho is a member of the Institute of Chartered Accountants of Canada and the Hong Kong Institute of Certified Public Accountants. In the last 3 years, he had been an

Executive Director of Huabao International Holdings Limited (Stock code: 0336) from 21 June 2002 to 17 April 2004 and its Company Secretary from 9 July 2002 to 29 March 2004. Mr. Ho had also been an independent non-executive director and an audit committee member of SMI Publishing Group Limited (formerly known as Leadership Publishing Group Limited; Stock code: 8010) from 25 February 2003 to 2 March 2004. Save as disclosed above, Mr. Ho did not hold any directorship in other public listed company in Hong Kong in the three years prior to the date of this circular.

Mr. Ho has a service contract with the Company and such service contract will continue unless and until terminated by either party serving not less than three months' notice in writing. Mr. Ho is entitled to an annual remuneration of approximately HK$260,000 (subject to yearly adjustment as determined by the Directors from time to time) payable on a monthly basis and a discretionary bonus and/or employee share options as determined by the Directors with reference to the performance and profitability of the Group.

As at the Latest Practicable Date, Mr. Ho had share options to subscribe for 3,000,000 Shares. Save as disclosed above, Mr. Ho did not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Ho does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there are no other matters concerning the re-election of Mr. Ho that need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 710)

NOTICE IS HEREBY GIVEN that the annual general meeting of Varitronix International Limited (the "Company") will be held at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong on Monday, 11 June, 2007 at 10:00 a.m. for the following purposes:–

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31 December, 2006.

2. To declare a final dividend for the year ended 31 December, 2006.

3. To elect directors and to authorise the board of directors to fix their remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:–

ORDINARY RESOLUTION

"**THAT:–**

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.25 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:–

ORDINARY RESOLUTION

"THAT:–

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.25 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than (i) a Rights Issue (as hereinafter defined), (ii) an issue of shares as scrip dividends pursuant to the bye-laws of the Company from time to time, (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares

upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, shall not exceed 20 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:–

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to the resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution set out in item 5 of the notice convening this meeting (the "Repurchase

Resolution"), provided that such amount of shares so repurchased shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the Repurchase Resolution."

8. As special business, to consider and, if thought fit, to pass the following resolution as a Special Resolution:–

SPECIAL RESOLUTION

"**THAT**, the existing Bye-laws of the Company be and are hereby amended in the following manner:–

(A) Bye-law 97(A)(vi)

By deleting the words "a Special Resolution" in Bye-law 97(A)(vi) and substituting therefor the words "an Ordinary Resolution".

(B) Bye-law 104

By deleting the words "Special Resolution at a special general meeting called for the purpose" in Bye-law 104 and substituting therefor the words "Ordinary Resolution"."

By Order of the Board
Cecil Ho Te Hwai
Secretary

Hong Kong, 18 May, 2007

Notes:–

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited to the head office and principal place of business of the Company at 9th Floor, Liven House, 61–63 King Yip Street, Kwun Tong, Kowloon, Hong Kong not less than forty-eight hours before the appointed time for holding the meeting or any adjourned meeting.

3. The register of members of the Company will be closed from Monday, 11 June, 2007 to Friday, 15 June, 2007, both days inclusive, during which period no transfer of shares will be effected. To determine entitlements to the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 8 June, 2007.

4. With regard to item 3 of the notice of Annual General Meeting, the Board of Directors of the Company proposes that the retiring Directors, namely Messrs. Tony Tsoi Tong Hoo and Cecil Ho Te Hwai be re-elected as director of the Company. Details of the retiring Directors proposed for re-election are set out in the Appendix II of the circular to shareholders dated 18 May, 2007.

5. An explanatory statement as required by the Listing Rules in connection with the general mandate to directors of the Company to repurchase shares of the Company is set out in the Appendix I of the circular to shareholders dated 18 May, 2007.

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部VARITRONIX INTERNATIONAL LIMITED精電國際有限公司股份售出或轉讓，應立即將本通函及隨附之代表委任表格交予買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED
精電國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號：710)

有關
購回股份及
發行股份之一般授權
修訂現有公司細則
及
重選退任董事之建議

本公司謹訂於二零零七年六月十一日星期一上午十時正假座香港九龍觀塘敬業街61-63號利維大廈九樓舉行股東週年大會，大會通告載於本通函第十二頁至第十五頁。　閣下不論能否出席該大會，務請盡早將隨附之代表委任表格按其上印列之指示填妥交回，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港九龍觀塘敬業街61-63號利維大廈九樓。填妥及交回代表委任表格後，　閣下仍可按意願出席大會或其任何續會並於會上投票。

香港，二零零七年五月十八日

目 錄

在本通函內，除文義另有所指外，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司於二零零七年六月十一日星期一上午十時正假座香港香港九龍觀塘敬業街61-63號利維大廈九樓舉行之股東週年大會，大會通告載於本通函第12頁至第15頁
「董事會」	指	本公司董事會
「公司細則」	指	本公司現時之公司細則
「本公司」	指	Varitronix International Limited精電國際有限公司，一家於百慕達註冊成立之有限公司，及其股份在聯交所上市
「董事」	指	本公司不時之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零七年五月十四日，為本通函付印前之最後實際可行日期，以確定本通函內之若干資料
「上市規則」	指	聯交所證券上市規則
「購回建議」	指	授予董事會一般授權之建議，以行使本公司權力，購回最多達於購回決議案通過當日本公司已發行股本10%之股份
「購回決議案」	指	股東週年大會通告第5項所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.25港元之股份
「購回股份規則」	指	上市規則內有關管制以聯交所為第一上市地位之公司在聯交所購回其本身證券之規定

「特別決議案」	指	股東週年大會通告第8項所述擬提呈之特別決議案
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣

VARITRONIX INTERNATIONAL LIMITED
精電國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號:710)

董事:

執行董事:
張樹成博士 *(主席)*
高振順 *(主席)*
蔡東豪
賀德懷

獨立非執行董事:
盧永仁博士
袁健
侯自強

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點:
香港
九龍
觀塘敬業街61-63號
利維大廈九樓

敬啟者:

有關
購回股份及
發行股份之一般授權
修訂現有公司細則
及
重選退任董事之建議

1. 緒言

此通函之目的為提供　閣下有關配發、發行及處理股份及購回股份之一般授權之建議以及修訂現有公司細則之建議,並敦請　閣下在股東週年大會上批准有關此等事項之決議案。

2. 購回股份之一般授權

於二零零六年五月十九日舉行之本公司股東週年大會上,董事會獲授予一般授權,以行使本公司之權力購回股份。有關授權將於應屆股東週年大會結束後失效。董事會擬

敦請　閣下批准將於股東週年大會上提呈之購回決議案。一份按照購回股份規則提供有關購回建議所需資料之説明函件載於本通函附錄一。

3. 發行新股份之一般授權

本公司於股東週年大會上亦將會提呈兩項普通決議案，即授予董事會一般授權之普通決議案，以配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份，以及擴大所授予董事會之該項授權之另一項普通決議案，方式為在授予購回最多達本公司於通過購回決議案當日已發行股本10%之股份之一般授權後，將相當於所購回面值總金額之股份加入該項授權內。

4. 修訂公司細則

聯交所宣佈若干有關上市規則條文之修訂，有關修訂已於二零零六年三月一日起生效。根據上市規則附錄3 第4(3) 段之條文，本公司有權在股東大會上以通過普通決議案方式辭退尚未任滿之董事。

在此情況下，為確保章程細則與上市規則相符，董事會建議在股東週年大會上提呈一項特別決議案，以修訂公司細則第97(A)(vi) 條及第104條，允許本公司藉普通決議案辭退董事。

5. 股東週年大會

在本通函第12頁至第15頁內載有股東週年大會之通告，在該大會上將會提呈下列決議案：

- 一項普通決議案授予董事會一般授權以行使本公司全部權力，購回最多達於購回決議案通過當日本公司已發行股本10%之股份；

- 一項普通決議案授予董事會一般授權以批准董事會發行、配發及處理股份，而有關股份以不超過該決議案通過當日本公司已發行股本總額20%為限；及

- 一項普通決議案擴大將授予董事會發行、配發及處理額外股份之一般授權，方式為在授予一般授權後將根據購回建議購回之股份數目加入該項授權內。

- 一項特別決議案以批准修訂公司細則。

6. 重選退任董事

根據公司細則第99條，蔡東豪先生與賀德懷先生將於股東週年大會輪流退任。所有上述退任董事均合資格並膺選連任。此外，張樹成博士將於股東週年大會上主動告退並不會重選連任。有關建議重選之退任董事資料，於本通函附錄二按上市規則予以披露。

7. 應採取之行動

本文件隨附適用於股東週年大會之代表委任表格。無論 閣下能否出席股東週年大會，務請填妥代表委任表格，並在股東週年大會或其任何續會指定召開時間四十八小時前送交本公司之總辦事處及主要營業地點，香港九龍觀塘敬業街61-63號利維大廈九樓。填妥及交回代表委任表格後， 閣下屆時仍可親身出席股東週年大會及其任何續會及投票。

8. 要求以投票方式表決之權利

公司細則第70條至第73條載有要求以投票方式表決之程序。每項提呈大會之決議案將以舉手方式表決，除非（於宣佈舉手表決結果時或之前或撤回任何要求舉手表決時或之前）下述人士要求按股數投票方式表決：(i)大會主席；或(ii)至少三名在大會有投票權之本公司之股東（可親身或由其正式授權公司代表或由其受委代表出席）；或(iii)持有不少於大會投票權之所有股東之總投票權十分一之本公司之股東（可親身或由其正式授權公司代表或由其受委代表出席）；或(iv)持有授予大會投票權之本公司股份之本公司之股東（可親身或由其正式授權公司代表或由其受委代表出席），惟其所持有該等股份合計之已繳足股本總值必須相等於不少於所有授予該權利股份之已繳足股本總額之十分一。

以舉手方式表決時，本公司每名股東（不論親身，或由其正式授權公司代表或受委代表出席）均祗擁有一票。而於投票表決時，本公司每名股東（不論親身，或由其正式授權公司代表或受委代表出席）就其持有之每股已繳足或入賬列為已繳足股份持有一票。於投票表決時，擁有超過一票之本公司股東無須以同一表決方式使用其所有票或投所有票。

9. 推薦意見

董事會欣然推薦退任董事蔡東豪先生與賀德懷先生（詳情見本通函附錄二）於股東週年大會上重選。董事會認為，購回建議、授予董事會發行新股份之一般授權，擴大發行

股份之一般授權以及建議修訂公司細則均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成於股東週年大會上提呈之決議案。

此致

列位股東 台照

承董事會命

主席 *主席*

張樹成 **高振順**

二零零七年五月十八日

本附錄為購回股份規則所規定之說明函件，旨在向 閣下提供必需之資料，以便考慮購回建議。

1. 股本

於最後可行日期，本公司之已發行股本為323,422,204股股份。

在購回決議案獲通過之規限下，按在股東週年大會舉行前並無再發行或購回股份之基準，本公司根據購回決議案獲准可購回最多32,342,220股股份。

2. 購回之理由

董事會相信，購回建議符合本公司及其股東之最佳利益。此項購回可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或資金安排而定，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之公司組織章程大綱及細則及百慕達適用法例規定可合法作此用途之資金中撥支。百慕達法例規定，就購回股份而須退還之資本只可從該有關股份之繳足股本或可作派發股息用之本公司資金或分派，或為此用途而新發行股份之所得款項中撥付。購回應付之溢價只能從本公司可作派發股息用之本公司資金或分派或股份溢價或繳入盈餘賬項中付出。

在建議購回期間內任何時間，按照購回建議全面行使權利，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零六年十二月三十一日止年度本公司年報內之經審核財務報表所披露之情況）。然而，倘因按照購回建議行使權力購回股份，以致對董事會認為本公司不時之適當營運資金需求或資本負債比率產生重大不利影響，則董事會不擬行使權力。

4. 股份價格

最後可行日期前十二個月，股份在聯交所買賣所錄得之最高及最低成交價如下：

	最高價 *港元*	最低價 *港元*
二零零六年五月	6.400	5.150
二零零六年六月	5.300	4.150
二零零六年七月	4.675	4.320
二零零六年八月	4.710	4.300
二零零六年九月	5.100	4.600
二零零六年十月	5.050	4.560
二零零六年十一月	4.720	4.470
二零零六年十二月	4.550	3.520
二零零七年一月	4.540	3.780
二零零七年二月	4.510	4.080
二零零七年三月	4.300	3.950
二零零七年四月	5.500	4.180
二零零七年五月一日至最後可行日期	5.390	5.070

5. 一般事項

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及百慕達適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）彼等之聯繫人士（定義見上市規則）目前有意於本公司股東批准購回建議後出售任何股份予本公司。

本公司現時並無接獲關連人士（定義見上市規則）通知，彼等目前有意於本公司股東批准購回建議後，出售股份予本公司，或已承諾不會向本公司出售股份。

倘按照購回建議行使權利購回股份時，股東在本公司所佔之投票權權益比例會因此而增加，就收購守則第32條而言，該項增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東會獲得或鞏固其於本公司之控制權，將須遵照收購守則第26及32條提出強制收購建議。

於最後可行日期，高振順先生擁有43,012,000股股份之公司權益，佔本公司已發行股本約13.3%。假設董事會全面行使根據購回建議購回股份，則高振順先生擁有之公司權益（假設現有之股權維持不變）佔本公司已發行股本會增至約為14.8%。就董事會所知，依據購回建議而作出之任何購回將不會產生任何按照收購守則所界定之後果。倘全面行使購回建議購回股份，公眾人士持有之股份數目將不少於25%。

6. 本公司購回股份

在最後可行日期之前六個月內本公司並無（在聯交所或其他地方）購回任何股份。

以下為於二零零七年六月十一日股東週年大會上建議重選之退任董事詳情：

1. 蔡東豪先生，42歲，於二零零五年三月十四日獲委任為本公司的執行董事及行政總裁。蔡先生為本集團多間附屬公司之董事。蔡先生於一九八六年於加拿大西安大略大學Ivey Business School畢業，獲頒工商管理榮譽學位。彼於投資銀行及公司管理等範疇具豐富經驗。蔡先生為聯交所創業板及主板上市委員會成員。蔡先生現為香港葯業集團有限公司（股份代號：0182）執行董事及華億新媒體（集團）有限公司（前稱「友利控股有限公司」；股份代號：0419）之非執行董事，該兩家公司均於聯交所上市。除上文所披露者外，蔡先生於緊接本通函日期前三年內概無擔任公眾上市公司之任何其他董事職務。

   蔡先生與本公司訂有服務合約，除非任何一方以書面發出不少於三個月之通知終止，否則該合約將會繼續生效。蔡先生有權享有每年酬金約2,400,000港元（以每月形式支付及須由董事會不時釐定作每年調整），以及由董事會參考本集團之業績表現及盈利能力釐定之酌情花紅及／或僱員購股權。

   於最後可行日期，蔡先生擁有可認購3,000,000股股份之購股權。除上文所披露者外，蔡先生並無擁有任何根據證券及期貨條例第XV部須要披露的股份權益。

   除上文所述蔡先生於其他上市公司的董事職務外，蔡先生與本公司之其他董事、高層管理人員或主要股東概無任何關係。

   除上文所披露者外，並無任何其他與蔡先生重選有關之事項需向本公司股東公佈，亦無資料須根據上市規則第13.51(2)(h)條至(v)條之規定作出披露。

2. 賀德懷先生，46歲，於二零零五年三月十四日獲委任為本公司的執行董事及公司秘書。賀先生為本集團多間附屬公司之董事。賀先生持有加拿大英屬哥倫比亞大學之商學士學位。賀先生為加拿大特許會計師公會及香港會計師公會會員。於過去三年，賀先生於二零零二年六月二十一日至二零零四年四月十七日期間擔任華寶國際控股有限公司（股份代號：0336）之執行董事，並於

二零零二年七月九日至二零零四年三月二十九日期間擔任該公司之公司秘書。彼亦於二零零三年二月二十五日至二零零四年三月二日期間出任星美出版集團有限公司(前稱「現代旌旗出版集團有限公司」;股份代號:8010)獨立非執行董事兼審核委員會成員。除上文所披露者外,賀先生於緊接本通函日期前三年內概無擔任於香港公眾上市公司之任何其他董事職務。

賀先生與本公司訂有服務合約,除非任何一方以書面發出不少於三個月之通知終止,否則該合約將會繼續生效。賀先生有權享有每年酬金約260,000港元(以每月形式支付及須由董事會不時釐定作每年調整),以及由董事會參考本集團之業績表現及盈利能力釐定之酌情花紅及/或僱員購股權。

於最後可行日期,賀先生擁有可認購3,000,000股股份之購股權。除上文所披露者外,賀先生並無擁有任何根據證券及期貨條例第XV部須要披露的股份權益。賀先生與本公司之其他董事、高層管理人員或主要股東概無任何關係。

除上文所披露者外,並無任何其他與賀先生重選有關之事項需向本公司股東公佈,亦無資料須根據上市規則第13.51(2)(h)條至(v)條之規定作出披露。

VARITRONIX

VARITRONIX INTERNATIONAL LIMITED
精電國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號:710)

茲通告精電國際有限公司(「本公司」)謹訂於二零零七年六月十一日星期一上午十時正假座香港九龍觀塘敬業街61-63號利維大廈九樓舉行股東週年大會,藉以處理下列事項:

1. 省覽截至二零零六年十二月三十一日止年度之經審核財務報表與董事會報告及核數師報告。

2. 宣派截至二零零六年十二月三十一日止年度之末期股息。

3. 重選退任董事及授權董事會釐定董事之酬金。

4. 續聘核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項,考慮及酌情通過下列決議案為普通決議案:

普通決議案

「**動議**:

(a) 在此決議案(b)段之規限下,一般及無條件批准本公司董事會於有關期間(定義見下文)內按照所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規則,行使本公司所有權力,於聯交所或本公司之股份可能上市及經香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所,購回本公司股本中每股面值0.25港元之股份;

(b) 本公司根據上文(a)段之批准授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%,而上述批准亦須受此數額限制;及

(c) 就本決議案而言,「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 任何適用法例或本公司之公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日;及

(iii) 於本公司股東大會上股東通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項,考慮及酌情通過下列決議案為普通決議案:

普通決議案

「**動議**:

(a) 在此決議案(c)段之規限下,一般及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中每股面值0.25港元之額外股份,以及作出或授出需要或可能需要行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之票據、認股權證及債券);

(b) 此決議案(a)段所述之批准授權本公司董事會於有關期間(定義見下文)內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之票據、認股權證及債券);

(c) 本公司董事會依據此決議案(a)段所載批准而配發或有條件或無條件同意配發(不論是否依據購股權或其他原因配發)及發行之股本面值總額(但不包括(i)配售新股(定義見下文);(ii)依據本公司不時之公司組織章程細則就以股代息計劃發行之股份;(iii)依據任何當時已採納可授予或發行本公司股份或換股權之購股權計劃或其他相類似之安排而發行之股份;或(iv)行使由本公司發行之任何認股權證或可兌換為本公司股

份之任何證券之條款下之認購權或兑換權而發行之股份），不得超過於本決議案通過當日本公司已發行股本面值總額之20%，上述批准亦須受此數額限制；及

(d) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用法例或本公司之公司細則規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 於本公司股東大會上股東通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事會於所定期內，根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事會有權就零碎股權或適用於本公司香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

7. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

「**動議**待召開本大會通告所載第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項決議案（「購回決議案」）獲授權而購回本公司股本中之股份面值總額之數額，以擴大根據召開大會之通告所載

之第6項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於購回決議案獲得通過當日本公司之已發行股本面值總額之10%。」

8. 作為特別事項：考慮及酌情通過下列決議案為特別決議案：

特別決議案

「**動議**以下列方式修訂本公司之現有公司細則：

(A) 公司細則第97(A)(vi)條

刪除公司細則第97(A)(vi)條內之「一項特別決議案」一詞，並由「一項普通決議案」一詞代替。

(B) 公司細則第104條

刪除公司細則第104條內之「特別決議案」一詞，並由「普通決議案」一詞代替。」

承董事會命
秘書
賀德懷

香港，二零零七年五月十八日

附註：

1. 凡有權出席大會及於會上投票之本公司股東均有權委任一位或多位代表代其出席及投票。受委代表毋須為本公司股東。
2. 代表委任表格連同簽署人之授權書或其他授權文件（指如有而言）或經公證人簽署證明之副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，香港九龍觀塘敬業街61-63號利維大廈九樓，方為有效。
3. 本公司將於二零零七年六月十一日星期一至二零零七年六月十五日星期五（包括首尾兩天）暫停辦理股東登記。為釐定獲分派末期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零七年六月八日星期五下午四時正前送交本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-16舖，方為有效。
4. 就股東週年大會通告第3項而言，本公司董事會建議重選退任董事蔡東豪先生與賀德懷先生為本公司董事。建議重選之退任董事詳情載於二零零七年五月十八日向股東寄發之通函附錄二。
5. 上市規則規定有關授予本公司董事會一般授權以購回本公司股份之說明函件已載於二零零七年五月十八日向股東寄發之通函附錄一。

END